Exhibit 1

Trading Data

Reporting Person	Date of Transaction	No. of Shares (Common Stock)	Price Per Share $	Where/How Effected
ASSF IV AIV B Holdings III, L.P.	2/25/2022	1,053,645	3.7511	Open Market/Broker
ASSF IV AIV B, L.P.	2/25/2022	118,900	3.7511	Open Market/Broker
ASOF Holdings I, L.P.	2/25/2022	1,214,349	3.7511	Open Market/Broker
ASSF IV AIV B Holdings III, L.P.	2/28/2022	1,044,687	3.714	Open Market/Broker
ASSF IV AIV B, L.P.	2/28/2022	117,888	3.714	Open Market/Broker
ASOF Holdings I, L.P.	2/28/2022	1,204,025	3.714	Open Market/Broker
ASSF IV AIV B Holdings III, L.P.	3/1/2022	1,324,289	3.60	Open Market/Broker
ASSF IV AIV B, L.P.	3/1/2022	149,439	3.60	Open Market/Broker
ASOF Holdings I, L.P.	3/1/2022	1,526,272	3.60	Open Market/Broker